

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2011

Randy N. McCullough
President and Chief Executive Officer
Charles & Colvard, Ltd.
300 Perimeter Park Drive, Suite A
Morrisville, NC  27560

>    **Re:    Charles & Colvard, Ltd.**
>    **Form 10-K for Fiscal Year Ended December 31, 2009**
>    **Filed March 29, 2010**
>    **Definitive Proxy Statement on Schedule 14A**
>    **Filed April 23, 2010**
>    **File No. 0-23329**

Dear Mr. McCullough:

    We have completed our review of your filings and do not have any further comments at this time.

>    Sincerely,
>
>    /s/ William H. Thompson
>
>    William H. Thompson
>    Accounting Branch Chief